Exhibit (d)(2)(a)

AMENDMENT TO SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement is made as of the 29th day of September, 2022, by and between IndexIQ Advisors LLC, a Delaware limited liability company (the “Advisor”) and MacKay Shields LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the Advisor and the Subadvisor are parties to the Subadvisory Agreement, dated October 10, 2017 (the "Agreement"); and

WHEREAS, the Advisor and the Subadvisor hereby wish to amend Schedule A of the Agreement to reflect the addition of IQ MacKay ESG High Income ETF, a series of IndexIQ Active ETF Trust (the "Amendment").

NOW, THEREFORE, the parties agree, effective September 29, 2022, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule A attached hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers effective as of the date set forth above.

INDEXIQ ADVISORS LLC		MACKAY SHIELDS LLC

/s/ Jomil M. Guerrero		/s/ Young Lee
Name:	Jomil M. Guerrero	Name:	Young Lee
Title:	Chief Operating Officer	Title:	General Counsel

Schedule A

(Effective as of September 29, 2022)

As compensation for services provided by Subadvisor, the Advisor will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

SERIES NAME	ANNUAL RATE
IQ MacKay Municipal Insured ETF*	0.20%
IQ MacKay Municipal Intermediate ETF*	0.20%
IQ MacKay Municipal Short Duration ETF*	0.15%
IQ MacKay ESG Core Plus Bond ETF*	0.1755%
IQ MacKay ESG High Income ETF*	0.18%
IQ MacKay California Municipal Intermediate ETF*	0.225%
IQ MacKay Multi-Sector Income ETF*	0.18%

The portion of the fee based upon the average daily net assets of the respective Series shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Series.

*With respect to this Series, the Advisor has agreed to waive a portion of the Series’ management fee or reimburse the expenses of the Series so that the Series’ total ordinary operating expenses do not exceed certain amounts. These waivers or expenses limitations may be changed with Board approval. To the extent that the Advisor has agreed to waive its management fee or reimburse expenses, the Subadvisor has voluntarily agreed to waive or reimburse its fee proportionately.

The annual rate is based on the percentage that the Allocated Assets constitutes of the Series’ total average daily net assets.

Payment will be made to the Subadvisor on a monthly basis.

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